Exhibit 12.3 Statements Re. Computation of Ratios

DELMARVA POWER & LIGHT COMPANY

	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(millions of dollars)

Net income	$52	$68	$45	$43	$75

Income tax expense (a)	16	45	37	32	58

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	45	41	44	41	35
Other interest	2	2	2	3	3
Preferred dividend requirements of a subsidiary trust	—	—	—	—	—

Total fixed charges	47	43	46	44	38

Income before income tax expense and fixed charges	$115	$156	$128	$119	$171

Ratio of earnings to fixed charges	2.45	3.63	2.78	2.70	4.48

Total fixed charges, shown above	47	43	46	44	38

Preferred dividend requirements, adjusted to a pre-tax amount	—	—	—	1	2

Total fixed charges and preferred dividends	$47	$43	$46	$45	$40

Ratio of earnings to fixed charges and preferred dividends	2.45	3.63	2.78	2.62	4.28

(a)	Concurrent with the adoption of FIN 48 in 2007, amount includes interest on uncertain tax positions.